# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NUSCALE POWER Corp, CIK 0001822966
CUSIP: 67079K100
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6650 SW Redwood Lane, Suite 210, Portland, Oregon (OR), 97224
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-22-019137
Filed by CIK 0001929007

## Reporting persons
- DS Private Equity Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,690,720; sole dispositive power 0; shared dispositive power 3,690,720; aggregate amount beneficially owned 3,690,720 (3.65% of the class)
  Comment: (1) The percentage ownership interest in row (11) is determined based on 101,097,113 shares of Class A Common Stock of NuScale Power Corporation (the Issuer) outstanding as of November 4, 2024, as reported in the Issuers Form 10-Q filed on November 8, 2024.
- DS Asset Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) The percentage ownership interest in row (11) is determined based on 101,097,113 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuers Form 10-Q filed on November 8, 2024.
- Dok Soo Jang: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,690,720; sole dispositive power 0; shared dispositive power 3,690,720; aggregate amount beneficially owned 3,690,720 (3.65% of the class)
  Comment: (1) The percentage ownership interest in row (11) is determined based on 101,097,113 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuers Form 10-Q filed on November 8, 2024.

## Item 1. Issuer
Name of issuer: NUSCALE POWER Corp
Address of issuer's principal executive offices: 6650 SW Redwood Lane, Suite 210, Portland, Oregon, 97224

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 on Schedule 13G/A (this Schedule 13G/A) to the statement on Schedule 13G filed on May 13, 2022 (the Schedule 13G), as amended by Amendment No. 1 filed on December 31, 2022, is being filed by DS Private Equity Co., Ltd., a corporation organized under the laws of the Republic of Korea (DS Private Equity), DS Asset Management Co., Ltd., a corporation organized under the laws of the Republic of Korea (DS Asset Management), and Dok Soo Jang. Mr. Jang owns 60% of DS Private Equity and 87.6% of DS Asset Management.
Address of principal business office or, if none, residence:
DS Private Equity
One International Finance Centre - 14th Floor
10, Gukjegeumyung-ro, Yeongdeungpo-gu
Seoul 07326, Republic of Korea

DS Asset Management
One International Finance Centre - 14th Floor
10, Gukjegeumyung-ro, Yeongdeungpo-gu
Seoul 07326, Republic of Korea

Dok Soo Jang
c/o DS Private Equity Co., Ltd.
One International Finance Centre - 14th Floor
10, Gukjegeumyung-ro, Yeongdeungpo-gu
Seoul 07326, Republic of Korea
Citizenship:
DS Private Equity - a corporation organized under the laws of the Republic of Korea
DS Asset Management - a corporation organized under the laws of the Republic of Korea
Dok Soo Jang - Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
DS Private Equity - 3,690,720 shares of Class A Common Stock
DS Asset Management - 0 shares of Class A Common Stock
Dok Soo Jang - 3,690,720 shares of Class A Common Stock
Percent of class:
DS Private Equity - 3.65%*
DS Asset Management - 0%*
Dok Soo Jang - 3.65*
Sole power to vote or to direct the vote:
DS Private Equity - 0
DS Asset Management - 0
Dok Soo Jang - 0
Shared power to vote or to direct the vote:
DS Private Equity - 3,690,720 shares
DS Asset Management - 0
Dok Soo Jang - 3,690,720 shares
Sole power to dispose or to direct the disposition:
DS Private Equity - 0
DS Asset Management - 0
Dok Soo Jang - 0
Shared power to dispose or to direct the disposition:
DS Private Equity - 3,690,720 shares
DS Asset Management - 0
Dok Soo Jang - 3,690,720 shares

* The percentage ownership interest is determined based on 101,097,113 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer's Form 10-Q filed on November 8, 2024.

Each of DS Asset Management and Mr. Jang disclaim beneficial ownership of the reported shares of Class A Common Stock held by DS Private Equity and each of DS Private Equity and Mr. Jang disclaim beneficial ownership of the reported shares of Class A Common Stock held by DS Asset Management, except in each case, to the extent of its or his pecuniary interest therein. Mr. Jang owns 60% of DS Private Equity and 87.6% of DS Asset Management and by virtue of these relationships, DS Private Equity, DS Asset Management and Mr. Jang (the "Reporting Persons") may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock reported in this Schedule 13G/A. The filing of this Schedule 13G/A shall not be deemed an admission that the Reporting Persons are beneficial owners of the shares of Class A Common Stock for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

During the calendar year ended December 31, 2024, DS Private Equity completed the following sales of Class A common stock:

Shares Sold Transaction Date
90,000 05-Jul-2024
789,339 19-Nov-2024
39,941 26-Nov-2024
600,000 29-Nov-2024

During the calendar year ended December 31, 2024, DS Asset Management completed the following sales of Class A common stock:

Shares Sold Transaction Date
2,864 19-Mar-2024
100,000 25-Jun-2024
100,000 26-Jun-2024
56,000 12-Jul-2024
90,000 12-Sep-2024
100,000 13-Sep-2024
250,000 17-Oct-2024
245,792 18-Oct-2024
250,000 24-Oct-2024
100,000 25-Oct-2024
195,000 28-Oct-2024
150,000 29-Oct-2024
300,000 04-Nov-2024
100,000 22-Nov-2024
130,000 26-Nov-2024
70,000 27-Nov-2024
50,000 29-Nov-2024
200,000 02-Dec-2024

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of May 13, 2022, filed as Exhibit A to the Schedule 13G, is incorporated herein by reference.
https://www.sec.gov/Archives/edgar/data/1822966/000114036122019137/brhc10037608_sc13g.htm

## Signatures
- DS Private Equity Co., Ltd.: /s/ Steve S. Herr, Steve S. Herr, Managing Director (01/02/2025)
- DS Asset Management Co., Ltd.: /s/ Seong Hoon Kim, Seong Hoon Kim, Chief Executive Officer (01/02/2025)
- Dok Soo Jang: /s/ Dok Soo Jang, Dok Soo Jang (01/02/2025)